                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-28443

(Check One):      [   ] Form 10-K     [   ] Form 33-K     [   ] Form 20-F    [ X ] Form 10-Q    [   ] Form N-SAR

         For Period Ended: MARCH 31, 2001
                           --------------------------------------------

[   ] Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

     For the Transition Period Ended: _____________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant   CYTOMEDIX INC.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER) THREE PARKWAY NORTH
                                                          ----------------------

City, state and zip code  DEERFIELD, ILLINOIS  60015
                          ------------------------------------------------------

                                     PART II

                             RULE 12B-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III

                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

          The registrant cannot file its Quarterly Report on Form 10-QSB within the prescribed time period because the registrant will require additional time to complete and describe a number of material changes to its current business and activities, specifically a purchase business combination and the closing of certain business operations, the effect of which the registrant believes will result in material disclosures in the registrant's Form 10-QSB.

                                     PART IV

                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

JAMES COUR                 (847)    405-7810
--------------------------------------------------------------------------------
(Name)                     (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                            [ X ] Yes                 [   ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [   ] Yes                 [ X ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if the registrant cannot file its Annual Report on Form 10-KSB within the prescribed time period because the registrant will require additional time to complete and describe some current events, specifically, two separate equity and debt financings, the effect of which the Registrant believes will result in material changes to the Registrant's disclosures on the Form 10-KSB and its financial condition.

         CYTOMEDIX, INC.
-----------------------------------------------

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:   May 16, 2001                     By: /s/ James Cour
                                             -------------------
                                          Name:    James Cour
                                          Title:   President


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